SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                  Virginia Commonwealth Financial Corporation
                                (Name of Issuer)


                                Common Stock
                         (Title of Class of Securities)


                                    92778N106
                                 (CUSIP Number)



      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  13G
           81359B102                                PAGE 2 OF 5 PAGES
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               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       1          Second Bank & Trust       54-0185835
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               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a) [ ]
       2                                   (b) [ ]
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               SEC USE ONLY
       3
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               CITIZENSHIP OR PLACE OF ORGANIZATION
       4        a Virginia state-chartered bank
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       NUMBER OF               SOLE VOTING POWER
        SHARES       5            0
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      BENEFICIALLY             SHARED VOTING POWER
       OWNED BY     6              0
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         EACH                  SOLE DISPOSITIVE POWER
       REPORTING     7           52,341
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                            SHARED DISPOSITIVE POWER
      PERSON WITH
                  8           40,970
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               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
               PERSON
        9                  93,311
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               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES*
       10
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               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11                  4.6%
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               TYPE OF REPORTING PERSON*

       12                      BK
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1(a)     Name of Issuer: Virginia Commonwealth Financial Corp.
                              ------------------------------------------
Item 1(b)     Address of Issuer's Principal Executive Offices:

               102 South Main Street
              ------------------------------------------
               P.O. Box 71
               ------------------------------------------
               Culpeper, Virginia 22701
               ------------------------------------------

Item 2(a)   Name of Person Filing:

                  Second Bank & Trust

Item 2(b)    Address of Principal Business Office or, if none,
Residence:

                  102 South Main Street
                  P.O. Box 71
                  Culpeper, Virginia 22701

Item 2(C)      Citizenship:

                  a Virginia state-chartered bank

Item 2(d)    Title of Class of Securities:

                  Common Stock

Item 2(e) CUSIP Number:

                  92778N106

Item 3.      If this statement is filed pursuant to Rules
             13d-1(b), or 13d-2(b), check whether the person filing is a:
               (b) [X] Bank as defined in Section 3(a)(6) of the Act
Item 4.      Ownership.

                 See Responses to Items 7, 8, 9 and 11 of Cover Page.

Item 5.      Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                  The reported shares are held in various fiduciary accounts, and accordingly, dividends, and the proceeds of such shares, are payable to other persons, including such accounts, the beneficiaries or settlors thereof or a combination of such persons. In certain instances, other persons (including beneficiaries and settlors) may be deemed to have the power to direct receipt of dividends or the proceeds of the sale of shares reported herein. To the best of the undersigned's knowledge and belief, no one person has such and economic interest relating to more than 5% of the class of reported shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  N/A

Item 8.      Identification and Classification of Members of the Group.

                  N/A

Item 9.      Notice of Dissolution of Group.

                  N/A

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SECOND BANK & TRUST



By:
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                                Signature


Name/Title: J. Quintin Mullins, SVP & Trust Officer
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Date:
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